IMC Closes Acquisition of Trichome, Establishing Global Growth Platform in Both
Adult Use and Medical Cannabis Markets

TORONTO, ON and GLIL YAM, ISRAEL, March 18, 2021 - IM Cannabis Corp. (the "Company" or "IMC") (CSE: IMCC), (NASDAQ: IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel, Germany and Canada, is pleased to announce the closing of its acquisition of Trichome Financial Corp. ("Trichome"), previously announced on December 30, 2020 (the "Transaction"). The Transaction was completed pursuant a plan of arrangement under the Business Corporations Act (Ontario). The Transaction will result in IMC entering the Canadian recreational cannabis market and creating a global leader in the adult-use recreational and medical cannabis sectors.

Transaction Highlights

  IMC is now the only MCO with established operations in Israel, the EU and Canada.
  The Transaction marks the launch of IMC's North American expansion strategy.
  IMC's senior management team now includes extensive experience in acquisitions and restructuring to capitalize on consolidating a targeted list of attractively valued and highly synergistic assets.
  IMC's global platform now includes the adult-use recreational cannabis market, in addition to its established distribution channels for medical cannabis in Israel through Focus Medical Herbs Ltd. ("Focus Medical") and in Germany through Adjupharm GmbH ("Adjupharm").
  IMC will leverage Trichome's premium indoor cultivation capability to meet growing demand for premium cannabis under IMC's established international distribution platform.
  IMC is now forecasted to be adjusted EBITDA positive in 2021.

The Transaction was implemented pursuant to the terms and conditions of an arrangement agreement dated December 30, 2020 between IMC and Trichome (as amended), which resulted in the acquisition by IMC of all of the issued and outstanding shares of Trichome (the "Trichome Shares") in exchange for consideration of 0.24525 of a common share of IMC (each full share, an "IMC Share") for each Trichome Share.

In connection with the closing, a total of 10,104,901 IMC Shares have been issued to the former holders of Trichome Shares, resulting in former Trichome shareholders holding approximately 20.06% of the total number of issued and outstanding IMC Shares (based on 50,370,027 IMC Shares issued and outstanding immediately after closing).

To obtain their IMC Shares, former registered shareholders of Trichome must complete the letter of transmittal mailed to them and submit it to AST Trust Company and otherwise follow the instructions contained in such letter of transmittal.  Further details can be found in the management information circular of Trichome dated February 12, 2021 delivered in connection with the special meeting of holders of Trichome Shares held on March 15, 2021 to approve the Transaction. A copy of the circular is available on Trichome's SEDAR profile at www.sedar.com.

It is expected that the Trichome Shares will be delisted from the Canadian Securities Exchange (the "CSE") on or about March 18, 2021. Trichome will also apply to cease to be a reporting issuer in the jurisdictions in which it is currently a reporting issuer.

Trichome's directors and officers, Cresco Labs Inc. (CSE:CL), and Opaskawayak Cree Nation, which held approximately 34% of the outstanding Trichome Shares have each entered into lock-up agreements restricting the resale of the IMC Shares acquired by such individuals upon closing of the Transaction to a staggered 1/6 release per month of such shares for a period of 6 months.

Following the completion of the Transaction, IMC will have beneficial ownership and control over 100% of the issued and outstanding Trichome Shares. Prior to the Transaction, IMC did not hold Trichome Shares. A copy of the applicable early warning report concerning the acquisition of Trichome Shares by IMC will be filed under Trichome's profile at www.sedar.com.

Oren Shuster, Chief Executive Officer of IMC, said, "The acquisition of Trichome marks a major milestone in our strategy to become a global leader in adult-use recreational and medical cannabis markets. With the capabilities of our network of cannabis producers and distributors in Israel and Germany, IMC branded products are driving increasing revenue, and Trichome's wholly-owned subsidiary, Trichome JWC Acquisition Corp. d/b/a JWC ("JWC"), is securing our foothold in Canada's adult-use recreational market. We are now a truly global company, with the scale, capabilities and footprint to solidify and expand our leading position internationally."

Mr. Shuster continued, "We have seen a marked increase in demand for premium, indoor-grown cannabis products in both Israel and Europe, with Israel becoming a top importer of cannabis in 2020. Trichome's cultivation facility will secure our supply of premium indoor-grown cannabis and we are already planning to roll-out JWC products in Israel this year.

"The Trichome team also has extensive experience in acquisitions, restructurings and operations, and we plan to leverage this skillset to accelerate our growth strategy in North America via strategic acquisition activity, of attractively valued assets. Our focus will be on low capital, high return projects, with free cash flow generation, in keeping with our philosophy of prudent capital allocation and maintaining a disciplined and lean cost structure," concluded Mr. Shuster.

About IM Cannabis Corp.

IMC is an MCO in the medical cannabis sector headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm, a German-based subsidiary and EU-GMP certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. d/b/a JWC. JWC is a licensed producer located in Kitchener, Ontario. JWC sells cannabis flower, pre-rolls, hash and kief under the JWC and Wagners brands. JWC operates with the highest standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world.

Advisors

Cormark Securities Inc. is acting as financial advisor and Gowling WLG (Canada) LLP is acting as legal counsel to IMC. McMillan LLP is acting as legal counsel to Cormark Securities. Desjardins Capital Markets is acting as financial advisor and Torys LLP is acting as legal counsel to Trichome. Dentons Canada LLP is acting as legal counsel to Desjardins Capital Markets.

IMC also issued an aggregate of 100,916 IMC Shares in partial settlement of an advisory fee payable in connection with the completion of the acquisition, consisting of 50,391 shares issued to Desjardins Capital Markets and 50,525 shares issued to Cormark Securities Inc.

Disclaimer for Forward-Looking Financial Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information") about IMC's and Trichome's current expectations, estimates and projections about the future, based on certain assumptions made in light of experiences and perceptions of historical trends. Although IMC and Trichome believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions.

Forward-looking information in this press release includes statements about: the anticipated benefits of the Transaction, including corporate, operational and financial benefits and the timing thereof, IMC's North American expansion strategy, the expected adjusted EBITDA positivity of the Company in 2021, the expectations regarding the legalization of adult-use recreational cannabis in Israel, the composition of the Company's management team following closing of the Transaction and the expected development and growth of the Company's business, acquisition activity and plans and strategies to realize such expectations, and the business and strategic plans of the Company.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to IMC, Trichome and the Company and others that apply to the industry generally. Such assumptions include but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and recreational cannabis markets in Israel, Canada, Germany and elsewhere in Europe, IMC maintaining "de facto" control over Focus in accordance with IFRS 10, Focus Medical maintaining its existing Israeli cultivation license and other business permits in the State of Israel, the continuing strength and appeal of the IMC brand, future opportunistic acquisitions becoming available to the Company in the North American cannabis market and the expected legalization of adult-use recreational cannabis in Israel.

The risk factors and uncertainties that could cause actual results to differ materially from the anticipated results or expectations expressed in this press release, include, without limitation: a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; the Israeli government deciding to delay or abandon the legalization of adult-use recreational cannabis in Israel; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany and other foreign jurisdictions in which the Company intends to operate; risks of product liability and other safety-related liability as a result of usage of the Company's cannabis products; any failure of IMC to maintain "de facto" control over Focus Medical in accordance with IFRS 10; IMC and Focus Medical having to rely on third party cannabis producers to supply IMC and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical to deliver on its sales commitments; the risk that regulatory authorities in Israel may view IMC as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; any failure to obtain the requisite business permits in the State of Israel; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; political instability and conflict in the Middle East; adverse market conditions; the ability of the Company to access future financing if needed or on terms acceptable to the Company; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; currency fluctuations; increasing competition; and loss of key management and/or employees.

Readers are cautioned that the foregoing lists of assumptions and risk factors are not exhaustive. Readers should also carefully consider the risk factors discussed in Trichome's management's discussion and analysis for the year ended December 31, 2019 and management's discussion and analysis for the three months and nine months ended September 30, 2020 and IMC's current annual information form.

This press release also contains future oriented financial outlook and financial information (collectively, "FOFI") within the meaning of applicable Canadian securities laws. The FOFI included herein has been approved by management of IMC as of the date hereof to demonstrate IMC's current expectations regarding the effects of the Transaction on the future financial results of the Company. IMC believes that the FOFI has been prepared on a reasonable basis, reflecting best estimates and judgments, and based on a number of assumptions that IMC's management believes are reasonable under the current circumstances. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above, it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The forward looking information contained in this press release is made as of the date of hereof. Except as required by applicable securities law, IMC and Trichome undertake no obligation to update publicly or otherwise revise any forward-looking information or the foregoing lists of factors affecting those statements, whether as a result of new information, future events or changed circumstances.

Non-IFRS Measures

This press release includes reference to "adjusted EBITDA", which is a non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. IMC defines adjusted EBITDA as EBITDA adjusted by removing other non-recurring or noncash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. EBITDA and Adjusted EBITDA have no direct comparable IFRS financial measures. IMC has used or included these non-IFRS measures solely to provide investors with added insight into IMC's financial performance. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

IMC Contacts:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Elizabeth Barker

Investor Relations

+1 212 896 1203

ebarker@kcsa.com

Caitlin Kasunich

Media Relations

KCSA Strategic Communications

ckasunich@kcsa.com

+1 212.896.1241

Gal Wilder

Media Relations

+1 416-602-4092

gal.wilder@cohnwolfe.ca